SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem

CORPORATE POLICY

GLOBAL RISK MANAGEMENT POLICY

Table of Contents

1 OBJECTIVE	3
2 ROLES AND RESPONSIBILITIES	3
2.1 BOARD OF DIRECTORS (“Board” or “BoD”)	3
2.2 STATUTORY COMPLIANCE AND AUDIT COMMITTEE (“CAE”)	3
2.3 EXECUTIVE MANAGEMENT	4
2.4 EXECUTIVE RISK MANAGEMENT COMMITE (“CEGR”)	4
2.5 INTERNAL AUDIT	4
2.6 RISK MANAGEMENT AREA	5
2.7 RISK OWNER	5
3 STANDARDS AND REGULATIONS	6
3.1 RISK MANAGEMENT GOVERNANCE	7
4 GENERAL PROVISIONS	7

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1	OBJECTIVE

The purpose of this Policy is to establish the principles, responsibilities, and general guidelines governing the Risk Management process of Braskem S.A. and its Controlled Companies. It also provides guidance on the implementation of the stages that comprise this process, including identification, analysis, assessment, treatment, monitoring, and communication of Risks related to the Company’s activities. This Policy seeks to incorporate a risk perspective into strategic decision-making, in accordance with risk governance best practices.

This Policy applies to Braskem and shall be observed by all its Controlled Companies in Brazil and abroad for the purpose of ensuring compliance with Braskem’s governance framework. Controlled Companies may approve their own policies in accordance with applicable local governance requirements and legislation, provided that such policies comply with Braskem’s governance framework, observe the principles set forth in this Policy and other applicable Policies, and do not conflict with their respective guidelines.

2	ROLES AND RESPONSIBILITIES
2.1	BOARD OF DIRECTORS (“Board” or “BoD”)
•	Deliberate on this Policy and its amendments;
•	Deliberate on the approach and methodology to be applied in assessing the Company’s Risk Exposure and the criteria and limits used for prioritization, to be reflected in the Global Corporate Risk Matrix;
•	Deliberate annually on the Impact and Likelihood scales for Risk assessment;
•	Deliberate annually on the Global Corporate Risk Matrix;
•	Continuously oversee risk management activities;
•	Oversee the prioritized Risks and their respective response and contingency plans, as proposed by the Executive Management, supported by the guidance of the Company’s Risk Management Committee and recommended by the Statutory Compliance and Audit Committee.
2.2	STATUTORY COMPLIANCE AND AUDIT COMMITTEE (“CAE”)
•	Assess and recommend to the Board of Directors proposed amendments to this Policy;
•	Assess, prior to deliberation by the BoD, the approach and methodology to be applied in assessing the Company’s Risk Exposure in the Global Corporate Risk Matrix, and review them every two years or more frequently, if necessary;
•	Assess, prior to deliberation by the BoD, the Impact and Likelihood scales for Risk assessment whenever there is a relevant change;

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•	Assess the Global Corporate Risk Matrix prior to its deliberation by the BoD;
•	Assess and monitor the Company’s Risk Exposure, the impact and likelihood scales for risk assessment, the Corporate Risk Matrix and the respective Risk Treatment Plans;
•	Monitor the treatment of the Strategic Risks in the Global Corporate Risk Matrix;
•	Advise the Board of Directors in establishing global risk management policies.
2.3	EXECUTIVE MANAGEMENT
•	Submit to the BoD, for deliberation, the approach and methodology to be applied in assessing the Company’s Risk Exposure, to be reflected in the Global Corporate Risk Matrix;
•	Submit annually to the BoD, for deliberation, the Impact and Likelihood scales for Risk assessment whenever there is a relevant change;
•	Submit annually to the BoD, for deliberation, the Global Corporate Risk Matrix;
•	Submit to the BoD the treatment of the Strategic Risks in the Global Corporate Risk Matrix.
2.4	EXECUTIVE RISK MANAGEMENT COMMITE (“CEGR”)
•	Act as a forum for integrated oversight of corporate risk management, business continuity and crisis management, without directing, performing or replacing the technical areas responsible for day-to-day management;
•	Propose to the Executive Management, for submission to the BoD, the approach and methodology to be applied in assessing the Company’s Risk Exposure and the criteria and limits used for prioritization, to be reflected in the Global Corporate Risk Matrix;
•	Propose to the Executive Management, for submission to the BoD, the Impact and Likelihood scales for Risk assessment whenever there is a relevant change;
•	Propose annually to the Executive Management, for submission to the BoD, the Global Corporate Risk Matrix;
•	Oversee the Strategic Risks, monitor implementation of the Treatment Plans and Key Risk Indicators, and report them to the Executive Management;
•	Analyze risk exposure limit levels and the strategies for managing them, considering risks individually and on an integrated basis.
2.5	INTERNAL AUDIT
•	Consider and assess the risk map, its controls and indicators at all stages of the Annual Audit Plan and in the planning and performance of Internal Audit engagements, contributing to the effectiveness of governance, internal controls and risk management.

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2.6	RISK MANAGEMENT AREA
•	Promote integration of the Risk Management process with management and planning cycles, and implement actions to disseminate the Risk culture at Braskem;
•	Establish guidelines related to the Company’s Risk Management process, including methodology, processes, systems, standards and reporting mechanisms for the appropriate and standardized management of Risks across the Company’s different areas and regions, as well as their execution;
•	Propose criteria for identifying, assessing and classifying the Risks to which the Company is exposed;
•	Prepare and update information reporting standards and mechanisms, providing the Company and Internal Audit with methodological support and/or other Risk inputs for inclusion in the Annual Audit Plan and work plans;
•	Propose adjustments and updates to this Policy;
•	Keep the methodology, standards and reporting mechanisms up to date;
•	Coordinate the Risk identification and assessment process;
•	Prepare and update the Global Corporate Risk Matrix, considering the assessments performed in all regions, to be submitted for approval by the BoD;
•	Perform the annual planning of the Risk Management area, including budget, resources (financial, human and technological) and deadlines, to enable efficient execution of the Risk Management process;
•	Advise Risk Owners in preparing treatment and contingency initiatives and in creating Key Risk Indicators;
•	Monitor any changes in Risk criticality and possible schedule changes in the implementation of treatment plans, and report them to the Risk Management Committee, the Executive Management and the Statutory Compliance and Audit Committee (CAE).
2.7	RISK OWNER

Responsible for the process that causes the Risk Exposure or controls the Risk. The following duties are under their responsibility:

•	Ensure that adequate support is provided to the Risk Management Area in identifying and communicating the Risks of the processes under their responsibility;
•	Validate Risk control information with the Risk Management Area and update it whenever necessary;
•	Suggest changes to the Risk mapping and periodically validate all information with their leadership;
•	Appoint the person responsible for implementing the Risk Treatment Plans, with an estimated completion date, involving the other areas and regions;

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•	Develop, define, execute, monitor and report Key Risk Indicators to monitor the Risk Exposure under their responsibility;
•	Periodically perform: the technical review of (i) the Risk, (ii) the Risk Classification, considering the Risk Impact and Risk Likelihood, and (iii) the response, considering changes to existing controls, completion of the Risk Treatment and contingency Plans, as well as the results of assessments of processes related to the Risk;
•	Periodically report to the Risk Management Area on the monitoring of the Risks under their responsibility, including, but not limited to, significant changes in Risk Likelihood, Risk Impact or any other characteristic, as well as the identification of unmapped Risks.
3	STANDARDS AND REGULATIONS

Braskem’s Risk Management has a global scope for Braskem S.A. and all its controlled companies in Brazil and abroad, is integrated with corporate areas, business units and operations, and constitutes an essential process to support decision-making and the creation, preservation and protection of the Company’s value.

Through a structured and continuous process, the Company identifies, assesses, monitors and treats risks and opportunities that may impact on its strategic, economic and financial, operational and compliance objectives, enabling anticipation of scenarios, strengthening response capabilities to threats and capturing opportunities relevant to the business.

The approach adopted is corporate, standardized and aligned with the guidelines of ISO 31000, COSO Enterprise Risk Management (COSO ERM) and market best practices. The model prioritizes quantitative analyses, considering the likelihood of occurrence of events, their potential impacts and the exposure limits defined by the Company, promoting a balance among risk, return and sustainable value creation.

Risk response strategies are aimed at mitigating impacts, strengthening organizational resilience, ensuring business continuity and protecting people, assets, operations, reputation and results.

Risk Management is part of the Company’s commitment to ethics, integrity, sustainability and compliance with the legal and regulatory requirements applicable in the jurisdictions in which it operate. In this context, the process is conducted in coordination with internal controls, compliance, internal audit and other corporate governance mechanisms.

Additionally, through continuous interaction with the areas and regions in which it operates, the Company promotes development of the risk culture and ensures periodic reporting of strategic risks and consolidated risk exposure to the Executive Management, the Executive Risk Management Committee (CEGR), the Statutory Compliance and Audit Committee (CAE), the Advisory Committees and the Board of Directors.

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3.1	RISK MANAGEMENT GOVERNANCE

The Company’s Risk Management function is structurally under the responsibility of the Risk and Internal Controls Department, reporting to the Vice President of Compliance and Audit.

To maintain appropriate governance of the entire Risk Management process, in addition to defining a structural reporting line aligned with governance best practices, the Company’s risk management processes shall be periodically reviewed.

4	GENERAL PROVISIONS

All team members are responsible for being aware of and understanding the Policies and Procedures applicable to them. Similarly, leaders are responsible for ensuring all their team members understand and comply with the Company's applicable Policies and Procedures.

Should team members have questions or concerns regarding this document, including its scope, terms, or obligations, should consult their respective leaders. If further clarification is needed, they should contact those listed as responsible for drafting, issuing, or approving the document.

Violations of any of the Company’s Policies and Procedures may have serious consequences for Braskem and team members involved. Therefore, failure to comply with this document or to report knowledge of a violation may result in disciplinary action.

If any team member and/or Third Party becomes aware of potential illegal or unethical conduct, including possible violations of applicable Anti-Corruption Laws and/or Braskem’s Policies and Procedures, including this document, they must immediately report the potential violation through the Ethics Line or to the Company's Compliance department. Leaders must consistently encourage their teams to report violations to the Ethics Line.

No rule within Braskem’s Policies and Procedures, including this document, shall prohibit team members or Third Parties from reporting concerns or illegal activities to the appropriate regulatory authorities.

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DEFINITIONS

“Braskem” or “Company”: Braskem S.A. and all its controlled companies in Brazil and abroad.

“Ethics Line Channel”: Communication channel provided by Braskem for reporting conduct incompatible with ethical, upright and transparent behavior.

“BoD” or “Board”: Board of Directors of Braskem S.A.

“Risk Classification”: Position of the scenario on the Corporate Risk Matrix, defined by the combination of Likelihood and Impact.

“Statutory Compliance and Audit Committee” or “CAE”: Statutory Compliance and Audit Committee of the Board of Directors.

“Advisory Committees”: Established by resolution of the BoD, which defines their respective scopes and expected results. The Committees analyze matters to support deliberations within the authority of the BoD regarding the topics set forth in their Internal Rules, and do not have decision-making authority.

“Executive Risk Management Committee” or “CEGR”: Non-statutory executive body responsible for integrated oversight of Risk Management, Business Continuity and Crisis Management, without replacing the responsibilities of Risk Owners or the operational governance of the technical areas.

“Risk Owner”: Member appointed by the Company to make decisions regarding the risk, its identification and management, including implementation of Treatment Plans, with the aim of reducing the Risk Classification.

“Risk Exposure”: Result of the combination of likelihood and impacts that indicates the maximum level to which the Company is willing to be exposed.

“Risk Management”: Process aimed at establishing strategies to identify, analyze, assess, monitor and communicate potential risks that may impact the Company, people, communities, the environment, operational continuity, reputation and achievement of the Company’s overall business objectives. It seeks to manage Risks, providing greater assurance that its objectives will be achieved.

“Risk Impact”: Quantitative assessment of the effect or consequence on the Company resulting from materialization of the Risk. Impact may be assessed based on multiple tangible or intangible criteria.

“Member” or “Members”: Employees who work at Braskem at all levels, including executives, board members, officers, interns and apprentices (as applicable in the relevant geographic locations).

“Global Corporate Risk Matrix”: Graphic representation of the Risk Classification demonstrating the combination of Impact versus Likelihood.

“Treatment Plan”: Measure adopted to reduce the Impact and/or Likelihood of materialization of the Risk.

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“Risk Likelihood”: Qualitative and/or quantitative assessment of the possibility that the event will occur within a specified future time horizon, considering the Risk Assessor’s experience and perception and, whenever possible and applicable, historical occurrence data.

“Risk(s)”: Any event that may affect the Company’s ability to achieve its objectives, with potential impact on its business or image, whose effect is measured in terms of impact and frequency/likelihood of occurrence.

“Strategic Risk(s)”: Uncertainties capable of materially affecting execution of the strategy and achievement of the Company’s corporate objectives, requiring continuous monitoring and senior management decision-making.

“Controlled Company(ies)”: Companies in which Braskem, directly or through other Controlled Companies, holds rights that permanently assure it prevalence in corporate deliberations and the power to elect the majority of officers or board members.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Report on Form 6-K does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.